April 11, 2012

VIA EMAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

           Re:               Drewry’s Brewing Company
Amendment No. 4 to Registration Statement on Form S-1
Filed October 28, 2011
File No. 333-173309

Dear Mr. Reynolds:

In response to your letter of March 26 2012 regarding the above-referenced issuer, Drewry’s Brewing Company (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Financial Statements, page F-1

1.	We note financial statements for the year ended December 31, 2011 are now required to be filed in an amended registration statement according to Rule 8-08 of Regulation S-X. Please revise.

RESPONSE:

Comment complied with.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
      Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com